Petrocorp Inc.

1065 Dobbs Ferry Road

White Plains, New York 10607

March 19, 2010

Securities and Exchange Commission

Washington D. C. 20549

Re:       Petrocorp Inc.

            Form 10-K for the Fiscal Year Ended December 31, 2008

            File No. 333-141993

Ladies and Gentlemen:

                In connection with the Amendment to our Form 10-K for the year ended December 31, 2008, we acknowledge that:

                We are responsible for the adequacy and accuracy of the disclosure in our filings;

                Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

                We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Very truly yours,

Petrocorp Inc.

By: /s/    Frank J. Hariton

Frank J. Hariton, Secretary